Exhibit 99.2

Hydrogenics Corporation

First Quarter 2012 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), for the three months ended March 31, 2012 and updates our MD&A for fiscal 2011. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2011 and the Consolidated Interim Financial Statements for the three months ended March 31, 2012.

The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has reported on this basis in these consolidated interim financial statements. All financial information contained in this MD&A and in the audited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 10 of this MD&A.

This MD&A is dated May 9, 2012 and all amounts are denominated in US dollars, unless otherwise noted.

Additional information about Hydrogenics, including our 2011 Consolidated Financial Statements and our Annual Report on Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 18 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Management’s Discussion and Analysis – Contents

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Section		Page
1	Operating Results A detailed discussion of our operating results for the three months ended March 31, 2012	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	9
3	Summary of Quarterly Results A summary view of our quarterly financial performance	10
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	10
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	13
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	13
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	16
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	16
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	17

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

1          Operating Results
A detailed discussion of our operating results for the three months ended March 31, 2012

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)

	Three months ended March 31,		% Favourable
	2012	2011	(Unfavourable)
Consolidated Interim Statements of Operations and Comprehensive Loss

OnSite Generation	$5,216	$5,533	(6%)
Power Systems	508	1,854	(73%)
Revenues	5,724	7,387	(23%)

Gross profit	805	1,375	(41%)
Percentage of revenues	14%	19%

Selling, general and administrative expenses	2,953	3,379	13%
Research and product development expenses	1,149	1,141	(1%)

Net loss	(3,181)	(4,661)	32%
Net loss per share	(0.48)	(0.85)	44%

Consolidated Interim Statements of Cash Flows
Cash provided by (used in) operating activities	(1,365)	206	(763%)

Other Measures
Cash operating costs1	3,525	3,053	(15%)
EBITDA1	(3,093)	(2,916)	(6%)

Selected Additional Information
Total Assets	30,294	32,995	(8%)
Total Non-current Liabilities	2,001	2,007	-%

_______________
1 Cash operating costs and EBITDA are Non-IFRS measures. Please refer to Section 10 of this MD&A.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Highlights for the three months ended March 31, 2012 compared to the three months ended March 31, 2011

•
Revenues decreased $1.7 million, or 23%, primarily reflecting lower revenues in our Power Systems business segments resulting from variations in timing of orders and product deliveries as well as a weakening of the euro relative to the US dollar for the three months ended March 31, 2012. During the first quarter of 2012, the OnSite Generation and the Power Systems business segments received orders totaling $0.8 million (March 31, 2011 - $5.1 million) and $1.0 million (March 31, 2011 - $0.7 million), respectively.   The decrease in orders received in our OnSite Generation business segment is the result of variations in timing of orders resulting from a long lead to order cycle.

•
Cash operating costs were $3.5 million, a $0.5 million or 15% increase primarily reflecting increased selling activities net of the impact of costs and fair value adjustments for our deferred compensation plans which are included in selling, general, and administrative expenses.

•	EBITDA loss was $3.1 million, an increase of 6% primarily attributable to decreased revenues and gross profit.

•	Net loss was $3.2 million, a $1.5 million or 32% decrease primarily reflecting a change in the fair value of outstanding warrants driven by a decrease in our share price.

•
Cash and cash equivalents and restricted cash were $8.4 million at March 31, 2012, a $1.6 million decrease from December 31, 2011 reflecting: (i) $2.2 million of cash used by operating activities; and; (ii) $0.2 million of capital expenditures; partially offset by (iii) $0.7 million of operating borrowings.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

Three months ended March 31,			% Favourable
	2012	2011	(unfavourable)
Revenues	5,216	5,533	(6%)
Gross profit	795	681	17%
Percentage of revenues	15%	12%

Selling, general and administrative expenses	910	739	(23%)
Research and product development expenses	174	209	17%
Segment loss	(289)	(266)	(9%)

Revenues for the three months ended March 31, 2012 were $5.2 million, a decrease of $0.3 million or 6% over the comparable period of the previous year, reflecting variations in the timing of product deliveries. Revenues for the three months ended March 31, 2012 consisted of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the three months ended March 31, 2012 were $0.8 million, a decrease of $4.6 million, as a result of variations in timing of receipt of orders. At March 31, 2012 we had $22.8 of confirmed orders (March 31, 2011 – $13.5 million), the majority of which are anticipated to be delivered and recognized in revenues in 2012.

Gross Profit increased $0.1 million to $0.8 million (15% of revenues), as a result of product cost reductions.

Selling, General and Administrative (“SG&A”) Expenses were $0.9 million, an increase of $0.2 million or 23% over the comparable period in 2011, attributable to increased selling activities.

Research and Product Development (“R&D”) Expenses were $0.2 million, a decrease of 17% primarily reflecting decreased materials for experimentation and prototyping trials.

Segment Loss was $0.3 million, an increase of less than $0.1 million over 2011, primarily reflecting decreased revenues, partially offset by increased gross profit.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

Three months ended March 31,			% Favourable
	2012	2011	(unfavourable)
Revenues	508	1,854	(73%)
Gross profit	10	694	(99%)
Percentage of revenues	2%	37%

Selling, general and administrative expenses	685	721	5%
Research and product development expenses	974	924	(5%)
Segment loss	(1,650)	(951)	(74%)

Revenues were $0.5 million, a decrease of $1.3 million or 73% compared to 2011 reflecting variations in timing of orders and product deliveries. Orders awarded for the three months ended March 31, 2012 were $1.0 million (March 31, 2011 - $0.7 million). At March 31, 2012, we had $2.4 million of confirmed orders (March 31, 2011 - $2.3 million) substantially all of which are anticipated to be delivered and recognized in revenues in 2012.

Gross Profit was less than $0.1 million (2% of revenues), compared to $0.7 million (37% of revenues) in the previous year, reflecting; (i) lower overhead absorption resulting from lower revenues; and (ii) variations in product mix.

SG&A Expenses were $0.7 million, a decrease of 5% compared to the previous year primarily resulting from ongoing cost reduction initiatives.

R&D Expenses were $1.0 million, an increase of less than $0.1 million or 5%, reflecting lower research and product development funding.

Segment Loss was $1.7 million, an increase of 74%, primarily reflecting decreased revenues and gross profit.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

Three months ended March 31,			% Favourable
	2012	2011	(unfavourable)
Selling, general and administrative expenses	1,358	1,919	(29%)
Research and product development expenses	1	8	88%
Other finance gains (losses), net	166	(1,456)	111%
Corporate and other loss	(1,242)	(3,444)	64%

SG&A Expenses were $1.4 million, a decrease of 29% compared to the previous year primarily resulting from decreased costs and fair value adjustments for our deferred compensation plans driven by a decrease in our share price.

R&D Expenses for 2012 were less than $0.1 million, and, consistent with the prior year, reflect the payment of intellectual property management fees.

Other Finance Gains were $0.2 million, compared to other finance losses of $1.5 million in the comparable period of 2011. This change is primarily the result of: (i) a $1.2 million change in the fair value of outstanding warrants driven by a decrease in our share price; and (ii) a $0.2 million decrease in the present value of repayable government contributions.

Segment Loss for the three months ended March 31, 2012 was $1.2 million, a decrease of $2.2 million primarily reflecting increases in other finance gains and lower SG&A expenses as noted above.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

2          Financial Condition
A discussion of the significant changes in our Consolidated Interim Balance Sheets

	March 31	December 31	Change
(in thousands of US dollars)	2012	2011	$	%
Cash, cash equivalents, restricted cash and short-term investments	$8,365	$9,960	(1,595)	(16%)
Trade and other receivables	3,110	4,151	(1,041)	(25%)
Inventories	11,028	9,315	1,713	18%
Operating borrowings	668	-	668	100%
Trade and other payables	10,370	9,986	384	4%
Provisions	1,709	1,654	55	3%
Unearned revenue	6,135	5,144	991	19%
Warrants	1,363	1,525	(162)	(11%)
Other non-current liabilities	2,001	1,979	22	(1%)

Cash, cash equivalents, restricted cash and short-term investments were $8.4 million, a decrease of $1.6 million or 16%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $3.1 million, a decrease of $1.0 million or 25% reflecting earlier timing of delivery on orders during the quarter, resulting in a lower proportion of receivables remaining outstanding at March 31, 2012.

Inventories were $11.0 million, an increase of $1.7 million or 18% reflecting; (i) increased purchases and work-in-progress for orders scheduled for delivery in the balance of 2012; and (ii)the strengthening of the euro relative to the US dollar.

Operating borrowings were $0.7 million, an increase of 100% reflecting proceeds from operating borrowings.

Trade and other payables were $10.4 million, an increase of $0.4 million or 4% reflecting; (i) timing of purchases of inventory for orders scheduled for delivery in the balance of 2012; and (ii) the strengthening of the euro relative to the US dollar .

Provisions were $1.7 million, an increase of less than $0.1 million or 3% as a result of the strengthening of the euro relative to the US dollar.

Unearned revenues were $6.1 million, an increase of $1.0 million or 19% reflecting; (i) deposits received on orders; and  (ii) the strengthening of the euro relative to the US dollar.

Warrants were $1.4 million, a decrease of $0.2 million or 11% resulting from a decrease in our share price.

Other non-current liabilities were $2.0 million at March 31, 2012 an increase of 1%. This increase reflects interest accretion on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

3          Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended March 31, 2012.

(thousands of US dollars - except per share amounts)	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Revenues	$5,724	$7,632	$4,932	$3,881	$7,387	$5,805	$5,590	$2,809
Gross margin	805	2,071	883	1,159	1,375	1,966	1,440	842
Percentage of revenues	14%	27%	18%	30%	19%	34%	26%	30%
EBITDA 2	(3,093)	(1,316)	(1,894)	(2,110)	(2,916)	(1,624)	(2,003)	(2,179)
Net loss	(3,181)	(1,182)	(1,764)	(2,181)	(4,661)	(1,373)	(2,265)	(794)
Net loss per share (Basic and Fully Diluted)	(0.48)	(0.18)	(0.27)	(0.36)	(0.85)	(0.25)	(0.51)	(0.18)
Weighted average common shares outstanding	6,605,648	6,605,491	6,604,249	5,999,347	5,494,230	5,488,630	4,420,201	4,293,087

4          Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Provided By (Used in) Operating Activities

(in thousands of US dollars)	Three months ended March 31,		% Favourable
	2012	2011	(Unfavourable)
Net loss for the year	$(3,181)	$(4,661)	$1,480	32%
Changes in non-cash working capital	922	2,564	(1,642)	(64%)
Other Items not affecting cash	45	2,089	(2,044)	(98%)
Cash provided by (used in) operating activities	$(2,214)	$(8)	$(2,222)	(27775%)

Changes in cash used in operating activities for the three months ended March 31, 2012, compared to the three months ended March 31, 2011 are discussed below.

•	Net loss decreased $1.5 million or 32% as described above in Section 1 - Operating Results.

•	Non-cash working capital decreased $1.6 million as described above Section 2 - Financial Condition.

•
Other items decreased by $2.0 million or 98%, primarily as a result of: (i) a $1.2 million decrease in the fair value of outstanding warrants; (ii) a $0.3 million decrease in non-cash stock-based compensation costs; (iii) a $0.2 million decrease in the present value of repayable government contributions; and (iv) the absence of $0.1 million of foreign exchange gains in the three months ended March 31, 2012.

_______________
2 EBITDA is a Non-IFRS measure, see Section 10.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

As noted in our 2011 MD&A, we continue to anticipate using between $7.0 million and $10.0 million in 2012 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements would increase in order to support working capital requirements. These estimates are based on our actual results for the three months ended March 31, 2012 and our outlook for the nine months ending December 31, 2012.

Cash Used in Investing Activities

(in thousands of US dollars)	Three months ended March 31,		Change
	2012	2011	$	%
Cash used in investing activities	$(720)	$(1,104)	384	35%

Cash used in investing activities was $0.7 million for the three months ended March 31, 2012, a decrease of $0.4 million, compared to the three months ended March 31, 2011. Cash used in investing activities during the three months ended March 31, 2012, reflects: (i) an increase of $0.5 million in restricted cash being held as partial security for standby letters of credit and letters of guarantee; and (ii) $0.2 million of capital expenditures. Cash used in investing activities for the three months ended March 31, 2011 reflects: (i) an increase of $0.9 million in restricted cash being held as partial security for standby letters of credit and letters of guarantee; and (ii) $0.2 million of capital expenditures.

Cash Provided By Financing Activities

(in thousands of US dollars)	Three months ended March 31,		Change
	2012	2011	$	%
Cash provided by financing activities	$603	$1,974	(1,371)	(69%)

Cash provided by financing activities for the three months ended March 31, 2012 was $0.6 million, a decrease of $1.4 million compared to the three months ended March 31, 2011.  Cash provided by financing activities for the three months ended March 31, 2012 primarily reflects increased operating borrowings.

Cash provided by financing activities was $2.0 million in the three months ended March 31, 2011, primarily reflecting net proceeds of $2.0 million received from the third tranche of the CommScope investment.

Credit Facilities
We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At March 31, 2012, we had operating lines of credit for up to 5.5 million euro, or the US equivalent of $7.3 million (December 31, 2011 - $7.1 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5.5 million euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1.5 million euro, provided sufficient room exists under the overall facility limit of 5.5 million euro. The Borrower may also borrow up to 0.5 million euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5.5 million euro at March 31, 2012.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

At March 31, 2012, our subsidiary had availability of 1.3 million euro or the US equivalent of $1.8 million (December 31, 2011 - $2.1 million). Included within this limit was availability of $nil euro under the general business purposes operating line of credit, and 1.3 million euro within the operating line of credit available for advances on awarded sales contracts. At March 31, 2012, our subsidiary had drawn 0.5 million euro from the operating line of credit (December 31, 2011 – nil). At March 31, 2012, our subsidiary had not drawn on the lines of credit based on the value of awarded sales contracts with a limit of 1.5 million euro.

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro secured first charge covering all assets of our subsidiary. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with our parent corporation do not fall below a defined level. As at March 31, 2012, the solvency covenant was 26% (December 31, 2011 - 27%). At March 31, 2012 and December 31, 2011, our subsidiary was in compliance with these covenants.

In addition, we have operating lines of credit available to the parent company and a company within the Power Systems business unit totalling $0.8 million (December 31, 2011 - $0.7 million). The amount of the available lines of credit is reduced by $0.8 million, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At March 31, 2012, the available lines of credit were $nil (December 31, 2011 - $0.2 million).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1.5 million per draw. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred; there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent on the execution of certain commercial events. The conditions have not been met as of March 31, 2012 for further draws on this loan. The loan is collateralized by a general security agreement covering all of the assets of the Canadian operating entity (“Hydrogenics Corporation”). Additionally, Hydrogenics Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2011, Hydrogenics Corporation was in compliance with these covenants.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011, we drew down CA$1.5 million. There were no further draws upon this loan in the three months ended March 31, 2012. The fair value of this loan, calculated as the present value of the cash outflows was $0.5 million at March 31, 2012 (December 31, 2011 - $0.5 million).

Contingent Off-balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

5          Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 3 of our 2011 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2011. These policies are incorporated herein by reference. Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6          Recent Accounting Pronouncements
A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in notes 2 and 3 of our consolidated interim financial statements.

We prepare our consolidated interim financial statements in accordance with IFRS, as published by the International Accounting Standards Board (“IASB”).  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed as they will never be applied by the Corporation.

(i)	International Financial Reporting Standards

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation does not expect to adopt these new and amended standards before their effective dates.

The following is a description of the new standards effective for annual periods beginning on or after July 1, 2012, with earlier application permitted:

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before income taxes will be required to show the amount of income tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. We do not anticipate this standard will have any material impact on our results of operations and consolidated financial position.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

The following is a description of the new standards effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We have not yet assessed the impact of the new and amended standards.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint
Ventures, and SIC 13, Jointly Controlled Entities - Non-monetary Contributions By Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in OCI as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between: (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through OCI. Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. The amendment is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We have not yet begun the process of assessing the impact of this amendment.

7          Outlook
The outlook for our business.

Current Market Environment
As noted in our most recent annual MD&A, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose.

As evidenced by our recent agreement with Enbridge Inc, whereby we will be developing utility scale energy storage in North America, we believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States, which will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope has created a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
Our delivery expectations for 2012 as outlined in our annual 2011 MD&A remain unchanged, with expectations for stronger deliveries of product during the third and fourth quarters of 2012. We caution readers not to place undue reliance on this assessment and refer to our forward-looking statements on page 18 of this MD&A.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

8          Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting.

There were no changes in our internal controls over financial reporting during the interim period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9          Reconciliation and Definition of Non-IFRS Measures
A description, calculation and reconciliation of certain measures used by management.

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income (loss) or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA, as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(thousands of US dollars)	Three months ended March 31
	2012	2011
Net loss	$(3,181)	$(4,661)
Finance loss (income)	(116)	1,494
Depreciation of property, plant and equipment	194	214
Amortization of intangible assets	10	15
Other losses	-	22
EBITDA	$(3,093)	$(2,916)

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(thousands of US dollars)	Three months ended March 31
	2012	2011
Loss from operations	$3,297	$3,167
Add: Gross margin	805	1,375
Less: Other losses	-	(22)
Less: Stock-based compensation inclusive of compensation costs indexed to our share price	(373)	(1,238)
Less: Depreciation of property, plant and equipment	(194)	(214)
Less: Amortization of intangible assets	(10)	(15)
Cash operating costs	$3,525	$3,053

10        Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated interim financial statements for the three months ended March 31, 2012 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain conditions and events that cast substantial doubt on our ability to continue as a going concern.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

This plan includes the generation of profits and related positive operating cash flows, which requires us to increase our revenues. There are various uncertainties affecting our revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products, price competition, and the ability of customers to finance purchases.  In addition, we also require additional funding in the form of debt or equity and there are uncertainties surrounding our ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

Additional funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

Additionally, there are limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At March 31, 2012, we had approximately $8.4 million of cash and cash equivalents and restricted cash (December 31, 2011 - $10.0 million). Restricted cash of $2.7 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
For the three months ended March 31, 2012, we derived $5.2 million or 91% of revenues from our sales of hydrogen generation products and services and $0.5 million, or 9%, of our revenues from sales of power products and services. For the three months ended March 31, 2011 we derived $5.5 million, or 75%, of revenues from our sales of hydrogen generation products and services, and $1.9 million, or 25%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the three months ended March 31, 2012 of $3.2 million, a net loss for the year ended December 31, 2011 of $9.8 million, and a net loss of $6.5 million for the year ended December 31, 2010. Our accumulated deficit as at March 31, 2012 was $327 million and at December 31, 2011 it was $323.8 million.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2012, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 75% of revenues for the three months ended March 31, 2012, 32% of revenues for the year ended December 31, 2011 and 40% of revenues for the year ended December 31, 2010. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

First Quarter 2012 Management’s Discussion and Analysis

Hydrogenics Corporation

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euro. However, a significant part of our revenues are currently generated in US dollars and euro, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euro. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euro.

First Quarter 2012 Management’s Discussion and Analysis